Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

October 2, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Division of Corporation Finance, Office of Life Sciences

Re:	Unum Therapeutics Inc.
Amendment No. 2 to Proxy Statement on Schedule 14A
Filed September 22, 2020
File No. 001-38443

Ladies and Gentlemen:

This letter is submitted on behalf of Unum Therapeutics Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Preliminary Proxy on Schedule 14A filed on September 22, 2020 (the “Amendment No. 2”), as set forth in your letter, dated September 30, 2020, addressed to Dr. Charles Wilson, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 3 to the Company’s Preliminary Proxy Statement on Schedule 14A (“Amendment No. 3”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the Staff’s numbered comments have been reproduced in italicized, bold type, with responses immediately following such comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Amendment No. 2, and page references in the responses refer to Amendment No. 3. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in Amendment No. 3.

The responses provided herein are based upon information provided to Goodwin Procter LLP. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and Amendment No. 3 (marked to show changes from Amendment No. 2).

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Overview of KIQ, page 25

1.

We note your disclosure that Kiq was formed on April 28, 2020 and that prior to its acquisition by Unum, Kiq never had any employees or facilities and only had one asset, an exclusive License Agreement, and that Kiq had no assembled workforce or processes in place to perform the development of the license. Given this disclosure, please revise to clarify the basis for your disclosure that PLX9486 was “Kiq’s most advanced program” and is a “highly potent and selective” KIT D816V inhibitor.

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

Response to Comment 1: In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 26.

2.

It does not appear that you have filed the exclusive License Agreement with Plexxicon Inc. as an exhibit to any of your filings. Please file that agreement as an exhibit to an appropriate filing or explain to us the basis for your determination that it is not required to be filed. If you believe the agreement is not required to be filed, please include in your explanation a detailed analysis supporting your belief that your plans to develop PLX9486 are not substantially dependent on the license agreement.

Response to Comment 2: In response to the Staff’s comment, the Company has filed the exclusive License Agreement with Plexxicon Inc. as an annex to Amendment No. 3.

In our efforts to protect the proprietary nature of the intellectual property related to our technologies…, page 74

3.

Please revise to clarify if the patents disclosed in this risk factor relate to your ACTR technologies and revise to clarify any material risks related to the technology licensed under the agreement with Plexxikon, Inc.

Response to Comment 3: In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 75 the clarify the indicated risks.

Sales of a substantial number of shares of our common stock, page 99

4.	Please update this risk factor to address the number of shares registered for resale under your recently filed registration statement on Form S-3.

Response to Comment 4: In response to the Staff’s comment, the Company has revised the disclosure on page 99 to include disclosure of the indicated shares.

Principal Stockholders, page 110

5.	Please disclose the natural person who beneficially own the shares held in the name of the legal entities identified in your table in this section.

Response to Comment 5: In response to the Staff’s comment, the Company has revised the disclosure on pages 110, 111 and 112.

*    *     *

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1861 or by email at AGoodman@goodwinlaw.com.

Very truly yours,

/s/ Andrew Goodman

Andrew Goodman

Enclosures:

cc:	Charles Wilson, Ph.D., President and Chief Executive Officer, Unum Therapeutics Inc.

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